UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REQUEST FOR WITHDRAWAL

Date of Request:

January 26th, 2005

GARUDA CAPITAL CORP.

(Exact name of registrant as specified in its charter)

Nevada                                                                                                 980209053

(State or other jurisdiction

(Primary Standard Industrial

 (I.R.S. Employer

of incorporation or organization)

Classification Code Number)

Identification No.)

502 – 1978 Vine Street, Vancouver, BC V6K 4S1, Canada

(Address of registrant's principal executive offices)

(604) 737-0203

(Registrant's Telephone Number, Including Area Code)

333-111705

Securities Act registration statement file number to which this form relates:

ITEM 1.          WITHDRAWAL OF REGISTRATION STATEMENT.

Pursuant to Rule 477 of the Securities Act of 1933, Garuda Capital Corp. respectfully requests the consent of the Securities and Exchange Commission to withdraw its registration statement on Form SB-2, File No. 333-111705.  The Board of Directors of Garuda Capital Corp. has determined that it is the best interests of the company and its shareholders to request a withdrawal of the Registration Statement on Form SB-2, File No. 333-111705.  None of the shares being offered pursuant to the registration statement have been offered or sold.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Vancouver, in the Province of British Columbia, on the 27th day of January, 2005.

GARUDA CAPITAL CORP.

By:     /s/  Robin Relph

Robin Relph,

President